UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2024

Aligos Therapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39617	82-4724808
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Corporate Dr., 2nd Floor South San Francisco, CA	94080
(Address of Principal Executive Offices)	(Zip Code)

(800) 466-6059

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ALGS	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On January 25, 2024, Aligos Therapeutics, Inc. (the “Company”) announced that certain eligible employees of the Company and its affiliates and the members of the Company’s board of directors (the “Board”), will be invited to participate in a voluntary, one-time opportunity to exchange certain outstanding options for replacement options (the “Replacement Options”) pursuant to an option exchange program (the “Option Exchange Program”). Options eligible for exchange (the “Eligible Options”) are those options that (i) were granted under the Company’s 2020 Incentive Award Plan; (ii) are held by an employee or director of Aligos or its subsidiaries resident in the United States or Switzerland as of the replacement option grant date; and (iii) have an exercise price equal to or greater than $2.10.

Eligible participants will be permitted to exchange Eligible Options for Replacement Options covering a lesser number of shares, calculated in accordance with specified exchange ratios, and subject to a new vesting schedule. The criteria for eligible participants and other terms of the Option Exchange Program are still being finalized and are subject to approval by the Board, and will be announced in a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange Program.

Attached as Exhibit 99.1 and incorporated by reference herein is an email communication regarding the proposed Option Exchange Program that was sent to Company employees on January 25, 2024. The communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those stock options for Replacement Options.

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible participants. At the time the Option Exchange Program begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. These materials will be available free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at One Corporate Dr., 2nd Floor, South San Francisco, CA 94080.

This filing and the exhibits incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Option Exchange Program and the terms, conditions and scope thereof. Forward-looking statements are subject to known and unknown risks and uncertainties. All information provided herein is as of the date hereof, and we undertake no duty to update this information unless required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Communication to Eligible Participants.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALIGOS THERAPEUTICS, INC.

Date: January 25, 2024	By:	/s/ Lesley Ann Calhoun
Lesley Ann Calhoun Executive Vice President, Chief Financial Officer

Exhibit 99.1

Hello Everyone,

At Aligos, we regularly evaluate our rewards and compensation approach to ensure our employee compensation is competitive, to reward you for your work and to show you how valued you are for your work. We believe that focus on attracting and retaining top talent is the best way to ensure we build a lasting company. An important part of this focus is our equity program, however, given market conditions, a large number of stock options held by our valued colleagues are currently underwater.

I’m happy to share that in response to this, we will soon launch a voluntary, one-time opportunity to exchange certain eligible outstanding options for replacement options (“Replacement Options”) pursuant to an option exchange program (the “Option Exchange Program”). We are pursuing this initiative as part of our continued efforts to retain top talent and in recognition of your hard work and effort.

Options eligible for exchange (the “Eligible Options”) are those that (i) were granted under the Company’s 2020 Incentive Award Plan; (ii) are held by an employee or director of Aligos or its subsidiaries resident in the United States or Switzerland as of the replacement option grant date; and (iii) have an exercise price equal to or greater than $2.10. Employees who hold Eligible Options will be invited to exchange such options for Replacement Options covering a lesser number of shares, calculated in accordance with specified exchange ratios, and subject to a new vesting schedule. While both the market and our stock price have been volatile recently, we determined this threshold based on review of the exercise prices at which our outstanding options have been granted as well as our stock price over the last few months.

The criteria for eligible participants and other terms of the Option Exchange Program are still being finalized, and we will share final terms soon with eligible employees and through a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange Program. At that time, we will provide further detail and information regarding the terms of the Option Exchange Program, including timing. We are also offering an education and information session for eligible employees to review important details about the Option Exchange Program and make an informed decision. The date and time for this meeting will be January 30, 2024, at 2:00 pm - 3:00 pm Pacific Time.

Thank you for all of your hard work and all that you do for Aligos, and for our community. Together, we are becoming a world leader in the treatment of liver and viral diseases and helping the world address important unmet medical needs.

Larry

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible participants. At the time the Option Exchange Program begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. These materials will be available free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at One Corporate Dr., 2nd Floor, South San Francisco, CA 94080.